Exhibit I

CAPITAL CLEAN ENERGY CARRIERS CORP. ANNOUNCES THIRD QUARTER 2026 FINANCIAL RESULTS

ATHENS, Greece, October 30, 2026 (GLOBE NEWSWIRE) – Capital Clean Energy Carriers Corp. (the “Company”, “CCEC”, “we” or “us”) (NASDAQ: CCEC), an international owner of ocean-going vessels, today released its financial results for the third quarter ended September 30, 2026.

Key Highlights

•	Took delivery of one Liquefied Natural Gas Carrier (“LNG/C”), one Handy Liquefied CO2 Multi-Gas Carrier (“HMG/C”) and one dual-fuel Medium Gas Carrier (“MG/C”)

•

Secured new employment for two LNG/Cs and four gas carriers, including a one-year index-linked time charter for one of the six LNG/Cs under construction and a one-year time charter for the MG/C Aridaios

•	Achieved third-quarter daily time charter equivalent (“TCE”) rates of $83,862 for the LNG/C fleet and $40,987 for the Gas Fleet

•	Declared a dividend of $0.15 per share for the third quarter of 2026

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of CCEC, commented: “The third quarter of 2026 was defined by continued uncertainty in the Middle East, with only intermittent LNG transits through the Strait of Hormuz. Although partly cushioned by growing North American liquefaction capacity, the resulting loss of Middle East volumes tightened the Atlantic Basin LNG market, with European storage at multi-year lows ahead of winter and Asian buyers competing for US cargoes. At the same time, elevated newbuild deliveries and greater vessel availability led to a softening of the LNG shipping spot market from first-half levels. Our strategy of employing latest-generation vessels on long-term charters with high-quality counterparties has insulated CCEC from this short-term volatility.

Year to date, we have taken delivery of eight vessels (three LNG/Cs, two MG/Cs and three HMG/Cs), with a further eight scheduled for delivery in 2027, marking a significant acceleration in the build-out of the CCEC platform. Our fleet in the water now comprises 15 latest-generation LNG/Cs, three HMG/Cs, two MG/Cs and one legacy Neo-Panamax container vessel, with another six LNG/Cs, four MG/Cs, one HMG/C and one Liquefied Natural Gas Bunkering Vessel (“LNGB/V”) on order.

CCEC is the largest US-listed LNG carrier shipping company by fleet size, with a substantial and growing presence in the LPG market, underpinned by contracted fleet growth through 2029. The average firm contract duration stands at 6.4 years for our LNG/C fleet and 0.7 years for our LPG/multi-gas fleet. Contracted revenues of approximately $2.8 billion, rising to approximately $4.2 billion if all charter options are exercised, provide us with strong cash flow visibility.

Looking ahead, we expect the LNG shipping market to remain volatile in view of the geopolitical uncertainty that currently affects LNG shipping volumes, vessel supply and commodity arbitrage. We are, however, confident in the long-term fundamentals. The wave of new liquefaction capacity coming online through the end of the decade, together with an increased desire for energy security, should underpin demand for LNG. In addition, the need to replace older, less efficient tonnage should drive demand for modern LNG carriers. These fundamentals leave CCEC well positioned to deliver long-term value for our shareholders.”

Fleet Update - LNG/Cs

The Company took delivery of the LNG/C Alcaios I (HD Hyundai Samho Co., Ltd., 174,000 cubic meters (“CBM”)) on July 31, 2026. The vessel immediately commenced its previously announced employment under an 18-month index-linked time charter. The acquisition of the LNG/C Alcaios I was funded with cash on hand and $170.0 million of excess proceeds raised through the refinancing of two existing sale and leaseback facilities for the LNG/Cs Aristos I and Aristarchos. The vessel was added as additional security by way of mortgage under the refinanced facilities, which have a 10-year term.

Alcaios I is the 15th latest-generation LNG/C delivered to the Company.

The Company has also secured a one-year index-linked time charter, commencing upon delivery from the shipyard, for the LNG/C Athlos, the second of its six LNG/Cs under construction, which is scheduled for delivery in the first quarter of 2027. Upon completion of this employment, the vessel will commence its previously announced seven-year time charter.

The previously announced sale of the LNG/C Amore Mio I (2023-built, 174,000 CBM) to a subsidiary of the joint venture company owned 51% by CCEC and 49% by a company affiliated with BGN (the “LNG/C Joint Venture”) for $230.0 million is expected to close in the first quarter of 2027, upon which the vessel will commence its 10-year time charter (with two three-year extension options) to BGN INT DMCC. In the meantime, following the completion of its previous employment, the vessel has commenced an interim time charter that runs until its delivery to the LNG/C Joint Venture.

Fleet Update - MG/Cs and HMG/Cs

On July 23, 2026, the Company took delivery of the MG/C Aridaios (HD Hyundai Heavy Industries Co., Ltd., a 45,000 CBM dual-fuel LPG carrier), which is currently employed under a short-term charter ending in the fourth quarter of 2026, after which it will commence a time charter with a duration of one year. The acquisition of the MG/C Aridaios was financed with cash on hand and a seven-year sale and leaseback facility of $54.7 million. Under the facility, the Company may borrow an additional amount of up to $11.7 million if the vessel secures employment for longer than 36 months.

On September 9, 2026, the Company took delivery of the HMG/C Alkimos (HD Hyundai Samho Co., Ltd., 22,000 CBM). In October 2026, the vessel commenced a time charter with an expected duration through May 2027. The acquisition of the Alkimos was financed with cash on hand and a 12-year ECA-backed loan of $52.8 million. Under the terms of this loan, the Company may borrow an additional amount of up to $8.1 million if the vessel secures longer-term employment.

The Alkimos is the third latest-generation HMG/C delivered to the Company, bringing the total number of vessels in the water to 21.

In addition, the HMG/Cs Active and Amadeus have secured follow-on employment under time charters of nine and five months, respectively, with expected durations through the second quarter of 2027.

Under-Construction Fleet Update

The Company’s under-construction fleet includes six latest-generation LNG/Cs (referred to below as the “Newbuild LNG/Cs”), four MG/Cs and one HMG/C (referred to below as the “Gas Fleet”) and one LNGB/V (50% ownership through joint venture). The following table sets out the Company’s schedule of expected capex payments for its under-construction fleet:

($ mn)	Q4 26	Q1 27	Q2 27	Q3 27	Q4 27	Q1 28	Q2 28	Q3 28	Q4 28	Q1 29	Total
Newbuild LNG/Cs	—	456.9	24.7	49.4	24.7	24.7	24.7	186.3	—	372.8	1,164.2
Gas Fleet	13.1	183.8	—	35.8	—	—	—	—	—	—	232.7
LNGB/V (50%)	—	—	—	4.1	4.1	4.1	—	24.8	—	—	37.1

Total	13.1	640.7	24.7	89.3	28.8	28.8	24.7	211.1	—	372.8	1,434.0

Overview of the Third Quarter 2026 Financial Results

Key Financial Highlights (continuing operations)

	Three-month periods ended September 30,
	2026	2025	Increase / (Decrease)
Revenues, net	$138.1 million	$95.6 million	44%
Expenses	$69.3 million	$47.4 million	46%
Interest expense and finance cost	$33.7 million	$25.5 million	32%
Net Income	$34.6 million	$22.7 million	52%
Average number of vessels[1]	19.7	13.0	52%

¹

Average number of vessels is measured by aggregating the number of days each vessel was part of our fleet during the period and dividing such aggregate number by the number of calendar days in the period.

Net income for the quarter ended September 30, 2026, was $34.6 million, compared to net income of $22.7 million for the third quarter of 2025.

Total revenues for the quarter ended September 30, 2026, were $138.1 million, compared to $95.6 million during the third quarter of 2025. The increase in revenue was mainly attributed to the increase in the average number of vessels in our fleet following the deliveries of our three HMG/Cs on January 5, April 30 and September 9, 2026, our first two dual-fuel MG/Cs on June 4 and July 23, 2026, and three additional LNG/Cs on June 2, June 17 and July 31, 2026. Revenue also benefited from the increase in available days of the LNG/Cs Aristos I and Aristidis I, which underwent their five-year special surveys in the third quarter of 2025. These increases were partly offset by the off-hire days incurred by the LNG/Cs Attalos and Asklipios while passing their five-year special surveys during the quarter.

Total expenses for the quarter ended September 30, 2026, were $69.3 million, compared to $47.4 million in the third quarter of 2025. Voyage expenses during the third quarter of 2026 amounted to $9.0 million, compared to $2.2 million during the third quarter of 2025. The increase was mainly attributable to voyage expenses incurred by certain of our vessels during the period from their delivery from the yard until commencing their employment, and ballast legs associated with certain of our vessels passing their five-year special survey.

Vessel operating expenses during the third quarter of 2026 amounted to $25.9 million, compared to $19.7 million during the third quarter of 2025. The increase in vessel operating expenses was mainly attributable to the increase in the average number of vessels in our fleet. Vessel operating expenses for the third quarter of 2026 included $3.7 million in connection with the passing of the five-year special survey of the LNG/Cs Attalos and Asklipios, compared to $5.1 million in connection with the passing of the five-year special survey of the LNG/Cs Aristos I and Aristidis I in the third quarter of 2025.

Total expenses for the third quarter of 2026 also include vessel depreciation and amortization of $30.4 million, compared to $21.8 million in the third quarter of 2025. The increase in depreciation and amortization during the third quarter of 2026 was mainly attributable to the increase in the average number of vessels in our fleet. General and administrative expenses for the third quarter of 2026 increased to $3.9 million, compared to $3.6 million in the third quarter of 2025.

Total other expense, net for the quarter ended September 30, 2026, was $34.2 million, compared to $25.6 million in the third quarter of 2025. Total other expense, net includes interest expense and finance cost of $33.7 million for the third quarter of 2026, compared to $25.5 million for the third quarter of 2025. The increase in interest expense and finance cost mainly reflects the increase in our average indebtedness following the financing of the vessels delivered to the Company during 2026, partly offset by the decrease in the weighted average interest rate charged on our debt compared to the third quarter of last year.

Quarterly Dividend Distribution

On October 22, 2026, the Board of Directors of the Company declared a cash dividend of $0.15 per share for the third quarter of 2026 payable on November 12, 2026, to shareholders of record on November 3, 2026.

Company Capitalization

As of September 30, 2026, total cash amounted to $286.6 million. Total cash includes restricted cash of $17.7 million, which mainly represents the minimum liquidity requirement under our financing arrangements.

As of September 30, 2026, the Company’s total shareholders’ equity amounted to $1,586.7 million, an increase of $87.4 million compared to $1,499.4 million as of December 31, 2025. The increase during the nine-month period ended September 30, 2026, reflects net income (including net income from discontinued operations) of $85.5 million, amortization associated with the equity incentive plan of $4.4 million, $17.3 million of common shares issued under our Dividend Reinvestment Plan, net of expenses, and other comprehensive income of $12.2 million relating to the net effect of the financial instruments we issued to hedge against our foreign currency and interest rate risks which we designated as accounting hedges. These were partly offset by dividends declared during the period for a total amount of $27.0 million and $5.1 million of common shares repurchased under our share repurchase program.

As of September 30, 2026, the Company’s total debt was $3,195.6 million compared to $2,454.3 million as of December 31, 2025 (including discontinued operations). The required annual debt repayments subsequent to September 30, 2026, are as follows:

For the twelve-month period ending September 30,	Amount ($ million)
2027	147.7
2028	145.7
2029	262.6
2030	151.6
2031	813.9
Thereafter	1,674.1

Total	3,195.6

As of September 30, 2026, the weighted average margin on our floating debt, amounting to $2,485.5 million, was 1.7% over SOFR and the weighted average all-in interest rate on our fixed-rate debt, amounting to $710.1 million, was 4.8%. For the three-month periods ended September 30, 2026 and 2025, the weighted average interest rate on the Company’s long-term debt was 4.9% and 5.1%, respectively.

Hedging Program

As of September 30, 2026, approximately 78% of CCEC’s debt portfolio was exposed to floating interest rates, with the remaining 22% at fixed rates. The three-year zero-cost interest rate collars executed during the second and third quarters of 2026 cover $800.0 million of floating-rate borrowings, with a weighted average floor of 3.7% and a cap of 4.3%. As a result, approximately 47% of total debt is currently either fixed-rate or protected against rising interest rates.

Dividend Reinvestment Plan (“DRIP”)

The Company has implemented a Dividend Reinvestment Plan to provide our shareholders with a convenient and economical way to reinvest cash dividends to purchase our common shares. The DRIP is open to our existing shareholders and investors who will become our shareholders in the future outside of the DRIP. During the nine-month period ended September 30, 2026, the Company issued 813,419 common shares under the DRIP at an average price of $21.43 per share, gross of issuance costs, of which 262,082 common shares were issued during the third quarter of 2026.

As of September 30, 2026, the total common shares outstanding were 60,420,680 (excluding 871,061 common shares held in treasury).

Share Repurchase Program

In April 2026, the Board of Directors approved a share repurchase program, providing the Company with authorization to repurchase up to $20.0 million of the Company’s common shares, effective for a period of two years.

During the three-month period ended September 30, 2026, the Company repurchased 131,181 common shares at an average price of $22.57 per share, for a total consideration of $3.0 million. Since the commencement of the program and through September 30, 2026, the Company has repurchased 230,592 common shares at an average price of $22.12 per share, for a total consideration of $5.1 million. These shares were retired and cancelled.

Annual Meeting of Shareholders and Board Changes

On September 22, 2026, the Company held its Annual Meeting of Shareholders in Piraeus, Greece. Seven directors were re-elected to serve until the 2027 Annual Meeting of Shareholders, Mr. Gurpal Grewal retired from the Board of Directors and Ms. Janet DiFiore was elected to the Board of Directors. Ms. DiFiore has 40 years of experience as a prosecutor, trial lawyer, trial judge and appellate judge, including as Chief Judge of the New York Court of Appeals and the State of New York, and has held senior leadership and executive positions in the public sector for more than 25 years.

LNG Market Update

The LNG shipping market weakened during the third quarter of 2026, as the geopolitical risk premium that had supported freight rates earlier in the year gradually faded and increasing vessel availability began to outweigh cargo demand. Atlantic two-stroke spot rates averaged $51,039 per day during the quarter, while Pacific rates averaged $56,157 per day. The quarter nevertheless saw considerable volatility, with Atlantic rates trading above $90,000 per day at the outset before falling to a quarterly low of around $10,000 per day during August and subsequently recovering somewhat towards quarter-end.

The principal driver of the weaker spot market was an increasingly long tonnage position across both basins. Independent vessels, relets and ships operating on increasingly short rotations due to lower tonne-mile demand provided charterers with ample availability, while periods of limited cargo enquiry intensified competition between owners. The Atlantic Basin experienced the greatest pressure, although the Pacific also softened as regional vessel availability increased. A late-quarter increase in US Gulf requirements provided some support and demonstrated the market’s ability to tighten quickly when cargo demand accelerates, but the depth of available tonnage ultimately limited the sustainability of the recovery.

The term market proved considerably more resilient than the spot market, particularly for longer-dated employment. Shorter-term rates moved lower alongside the spot correction, with six-month two-stroke assessments reaching approximately $50,000 per day and one-year levels around $55,000 per day during the quarter. Conversely, rates for employment of three years and longer remained broadly stable, suggesting that market participants continued to view the weakness primarily as a near-term tonnage imbalance rather than a deterioration in the underlying long-term fundamentals of LNG shipping. Charterers nevertheless maintained a preference for flexibility, with much of the shorter-term interest focused on securing modern tonnage for firm periods through the winter and into 2027 with optionality at the back.

Newbuilding activity remained healthy during the third quarter, with seven LNG carriers ordered across the quarter, including vessels supported by long-term charter commitments, as well as a growing number of speculative orders.

Scrapping activity remained limited despite the continued pressure on older, less efficient tonnage: seven LNG carriers were sold for demolition during the first nine months of 2026, only one of which was sold in the third quarter. Overall, the third quarter highlighted a pronounced disconnect between weak prompt fundamentals and more constructive longer-term sentiment.

LPG Market Update

Market conditions across both the MGC and Handy segments strengthened further during the third quarter. Three factors drove the market: continued disruption at the Strait of Hormuz, growing constraints at the Panama Canal, and record US LPG exports. Together they tightened effective fleet supply, lengthened trade routes and raised demand for Atlantic Basin tonnage.

At the Strait of Hormuz, the transit window closed again almost immediately after a brief reopening. Middle East LPG and ammonia exports remained largely shut in, forcing buyers to keep sourcing cargoes from the United States, West Africa and South America. Renewed uncertainty drove a strong rebound in the VLGC market, and the effect spread to the smaller segments.

Falling water levels ahead of a potential El Niño led the Panama Canal Authority to suspend Panamax daily auctions from July 25, cutting daily booking capacity. With Panamax VLGCs expected to make up around 16% of the global VLGC fleet by year-end, the LPG sector is increasingly exposed. Longer waits and higher transit costs absorbed VLGC capacity on the US–Asia route, pushing more US cargoes onto MGCs and onto longer routes via the Cape of Good Hope.

Together, these factors kept tonne-mile demand elevated and steadily reduced vessel availability through the quarter. By quarter-end, both segments were effectively sold out in the West.

The MGC segment remained structurally tight throughout the quarter. With owner-controlled tonnage scarce, trader relets were the main source of supply in July, and by mid-quarter US August positions were fully committed. A wave of fixing in September cleared the remaining list, with some units fixed on time charters of 12 months or more at firm levels. US MGC LPG loadings reached a record 50 in September. With disruption expected to persist through the fourth quarter, newbuildings to be delivered in the first quarter of 2027 are already attracting firm term bids.

The Handy segment again benefited from spillover demand, though the quarter was more volatile. In July, the West position list lengthened as MGC tonnage briefly became available. At the same time, the closing ethane arbitrage pushed ethylene-capable vessels into the LPG pool, weighing on semi-refrigerated spot rates, which briefly fell below $20,000 per day. Conditions reversed sharply in September as MGC tonnage sold out. As a result, spot earnings recovered quickly, with the most recent fixtures concluded above $40,000 per day by quarter-end.

Overall, disruption at Hormuz and Panama, combined with record US LPG exports, underpinned a firm chartering environment through the quarter. One-year time charter rates for fully refrigerated conventional 40,000 CBM MGCs were assessed at approximately $43,000 per day, a significant improvement on the second quarter, while one-year rates for semi-refrigerated Handy vessels remained broadly unchanged at approximately $32,000 per day.

Conference Call and Webcast

On Friday, October 30, 2026, Capital Clean Energy Carriers will host an interactive conference call at 17.30 CET (12:30 p.m. U.S. Eastern time), where the Company’s management will present the results of the third quarter of 2026 and will be available to take questions.

Participants will need to register online prior to the conference call via the link below:

https://engagestream.euronext.com/ccec/2026-10-20-bokqxxkwl3/dial-in

Dial-in details will be available when registered. After registering, you will receive the number to call and your personal ID. We advise you to call in 5 minutes before the conference call starts. If you want to ask a question, you can press #5 on your telephone keypad. If you want to retract your question, please press #6. A Q&A session will be held after the teleconference/webcast. Information on how to submit questions will be given at the beginning of the session.

Slides and Audio Webcast

There will also be a live webcast of the conference call and accompanying slides, available through our website, under the Webcasts & Presentations on our Investor Relations page. An archived webcast will be available on demand following the completion of the call.

To register and access the live webcast, please use the following link:

https://ccec.engagestream.euronext.com/2026-10-20-bokqxxkwl3

The presentation materials can be downloaded from www.capitalcleanenergycarriers.com

About Capital Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp. (NASDAQ: CCEC), an international shipping company, is a leading platform of gas carriage solutions with a focus on energy transition. CCEC’s in-the-water fleet comprises 21 high-specification vessels, including 15 latest-generation LNG/Cs, one legacy Neo-Panamax container vessel, three HMG/Cs and two MG/Cs. In addition, CCEC’s under-construction fleet includes six additional latest-generation LNG/Cs, four MG/Cs, one HMG/C and one LNGB/V to be delivered between the first quarter of 2027 and the first quarter of 2029.

For more information about the Company, please visit: www.capitalcleanenergycarriers.com

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, statements related to CCEC’s delivery of strategic goals, ability to pursue growth opportunities and expectations or objectives regarding future vessel deliveries, vessel financing, the completion of the sale of the LNG/C Amore Mio I, charter rate and revenue streams, expectations and share repurchases, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in our annual report filed with the SEC on Form 20-F for the year ended December 31, 2025, filed on April 27, 2026. Unless required by law, CCEC expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CCEC does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

Contact Details:

Investor Relations / Media

Brian Gallagher

EVP Investor Relations

Tel. +44 (770) 368 4996

E-mail: b.gallagher@capitalmaritime.com

Nicolas Bornozis / Markella Kara

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: ccec@capitallink.com

The unaudited interim condensed consolidated financial statements, included in this report for the three- and nine-month periods ended September 30, 2026, have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information, except that they do not include the notes and all the information required by US GAAP for complete financial statements.

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of shares and earnings per share)

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2026	2025	2026	2025
Revenues, net	138,135	95,605	341,040	294,358
Expenses:
Voyage expenses	8,999	2,241	17,398	5,258
Vessel operating expenses	22,136	17,430	59,655	44,881
Vessel operating expenses - related parties	3,794	2,295	9,119	6,832
General and administrative expenses	3,930	3,599	11,611	11,643
Vessel depreciation and amortization	30,447	21,793	77,640	65,328
Operating income, net	68,829	48,247	165,617	160,416
Other (expense) / income, net:
Interest expense and finance cost	(33,703)	(25,500)	(82,082)	(79,221)
Other (expense) / income, net	(482)	(65)	(1,586)	3,846
Total other expense, net	(34,185)	(25,565)	(83,668)	(75,375)
Net income from continuing operations	34,644	22,682	81,949	85,041
Net (loss) / income from discontinued operations	(33)	1,078	3,527	49,200
Net income from operations	34,611	23,760	85,476	134,241
Net income from continuing operations per:
• Common share, basic	0.57	0.38	1.36	1.45
• Common share, diluted	0.57	0.38	1.36	1.44
Weighted-average shares outstanding:
• Common shares, basic	60,346,082	58,934,677	60,183,806	58,791,023
• Common shares, diluted	60,652,010	59,309,263	60,397,369	59,020,011
Net income from discontinued operations per:
• Common share, basic	—	0.02	0.06	0.84
• Common share, diluted	—	0.02	0.06	0.83
Weighted-average shares outstanding:
• Common shares, basic	60,346,082	58,934,677	60,183,806	58,791,023
• Common shares, diluted	60,652,010	59,309,263	60,397,369	59,020,011
Net income from operations per:
• Common share, basic	0.57	0.40	1.42	2.28
• Common share, diluted	0.57	0.40	1.42	2.27
Weighted-average shares outstanding:
• Common shares, basic	60,346,082	58,934,677	60,183,806	58,791,023
• Common shares, diluted	60,652,010	59,309,263	60,397,369	59,020,011

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of September 30, 2026	As of December 31, 2025
Assets
Current assets
Cash and cash equivalents	268,948	273,843
Restricted cash	—	7,024
Trade accounts receivable	22,224	8,437
Prepayments and other assets	7,847	7,437
Inventories	9,583	3,982
Claims	929	1,044
Current assets of discontinued operations	855	124,238
Total current assets	310,386	426,005
Fixed assets
Advances for vessels under construction - related party	—	54,000
Vessels, net and vessels under construction	4,529,694	3,516,778
Total fixed assets	4,529,694	3,570,778
Other non-current assets
Above market acquired charters	42,711	66,597
Deferred charges, net	8,105	3,483
Restricted cash	17,691	14,023
Derivative asset	21,235	13,682
Prepayments and other assets	10,760	546
Total non-current assets	4,630,196	3,669,109
Total assets	4,940,582	4,095,114
Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt, net	143,168	122,144
Trade accounts payable	21,658	11,129
Due to related parties	5,168	5,607
Accrued liabilities	56,882	37,717
Deferred revenue	27,333	29,413
Current liabilities of discontinued operations	12,351	103,514
Total current liabilities	266,560	309,524
Long-term liabilities
Long-term debt, net	3,024,760	2,232,193
Below market acquired charters	53,545	53,531
Deferred revenue	355	499
Derivative liabilities	8,613	—
Total long-term liabilities	3,087,273	2,286,223
Total liabilities	3,353,833	2,595,747
Total shareholders’ equity	1,586,749	1,499,367
Total liabilities and shareholders’ equity	4,940,582	4,095,114

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the nine-month periods ended September 30,
	2026	2025
Cash flows from operating activities of continuing operations:
Net income from operations	85,476	134,241
Less: Net income from discontinued operations	3,527	49,200
Net income from continuing operations	81,949	85,041
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	77,640	65,328
Amortization and write-off of deferred financing costs	3,718	2,786
Amortization / accretion of above / below market acquired charters	14,666	16,921
Amortization of ineffective portion of derivatives	(156)	(156)
Equity compensation expense	4,782	4,783
Change in fair value of derivatives	—	(19,905)
Unrealized bonds exchange differences	104	19,262
Changes in operating assets and liabilities:
Trade accounts receivable	(13,787)	(2,716)
Prepayments and other assets	(6,483)	310
Due from related party	—	1,131
Inventories	(5,601)	403
Claims	—	(752)
Trade accounts payable	10,121	(4,156)
Due to related parties	(439)	2,132
Accrued liabilities	18,556	6,553
Deferred revenue	(2,224)	(956)
Dry Docking - paid	(4,913)	(1,083)
Net cash provided by operating activities of continuing operations	177,933	174,926
Cash flows from investing activities of continuing operations:
Vessel acquisitions, vessels under construction and improvements including time and bareboat charter agreements	(1,026,629)	(180,247)
Expenses paid for the sale of vessel	—	(220)
Advance for equity investment acquisition	(4,141)	—
Proceeds from insurance claims	115	—
Net cash used in investing activities of continuing operations	(1,030,655)	(180,467)
Cash flows from financing activities of continuing operations:
Proceeds from long-term debt	1,542,922	—
Deferred financing costs paid	(15,602)	(282)
Payments of long-term debt	(703,871)	(90,554)
Rights offering costs paid	(83)	(499)
Dividends paid	(9,536)	(18,456)
Proceeds from offering, net of commissions paid	—	196
Repurchase of common shares	(5,108)	—
Net cash provided by / (used in) financing activities of continuing operations	808,722	(109,595)
Net decrease in cash, cash equivalents and restricted cash from continuing operations	(44,000)	(115,136)
Cash flows from discontinued operations
Operating activities	469	8,078
Investing activities	119,655	112,201
Financing activities	(84,375)	(8,677)

Net increase in cash, cash equivalents and restricted cash from discontinued operations	35,749	111,602
Net decrease in cash, cash equivalents and restricted cash	(8,251)	(3,534)
Cash, cash equivalents and restricted cash at the beginning of the period	294,890	335,175
Cash, cash equivalents and restricted cash at the end of the period	286,639	331,641
Supplemental cash flow information
Cash paid for interest net of interest capitalized during the construction period	70,915	82,443
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	2,924	3,000
Capitalized dry-docking costs included in liabilities	4,663	4,426
Deferred financing and offering costs included in liabilities	69	136
Expenses for sale of vessels included in liabilities	3,872	—
Dividends reinvestment plan issuance of new shares	17,424	8,155
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	268,948	310,095
Restricted cash - non-current assets	17,691	21,546
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	286,639	331,641

Appendix A

I.	Discontinued Operations – Vessels

Name of Vessel	Type	TEU	Memorandum of Agreement Date	Delivery
M/V Akadimos	Neo Panamax Container Vessel	9,288	January 31, 2024	March 8, 2024
M/V Long Beach Express	Panamax Container Vessel	5,089	December 15, 2023	February 26, 2024
M/V Seattle Express	Panamax Container Vessel	5,089	February 14, 2024	April 26, 2024
M/V Fos Express	Panamax Container Vessel	5,089	February 14, 2024	May 3, 2024
M/V Athenian	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Athos	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Aristomenis	Neo Panamax Container Vessel	9,954	March 1, 2024	May 3, 2024
M/V Hyundai Premium	Neo Panamax Container Vessel	5,023	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	Neo Panamax Container Vessel	5,023	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	Neo Panamax Container Vessel	5,023	September 12, 2024	December 5, 2024
M/V Hyundai Privilege	Neo Panamax Container Vessel	5,023	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	Neo Panamax Container Vessel	5,023	September 12, 2024	March 10, 2025
M/V Manzanillo Express	Neo Panamax Container Vessel	13,312	August 7, 2025	October 6, 2025
M/V Buenaventura Express	Neo Panamax Container Vessel	13,696	October 29, 2025	January 19, 2026

II.	Discontinued Operations - Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars)

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2026	2025	2026	2025
Revenues	—	7,504	719	24,773
Expenses / (income), net:
Voyage expenses	—	179	18	567
Vessel operating expenses	28	1,388	262	5,335
Vessel operating expenses - related party	—	214	13	721
Vessel depreciation and amortization	—	1,735	—	6,586
Gain on sale of vessels	—	—	(4,171)	(46,213)
Operating (loss) / income, net	(28)	3,988	4,597	57,777
Other (expense) / income, net:
Interest expense and finance cost	—	(2,913)	(1,075)	(8,795)
Other (expense) / income, net	(5)	3	5	218
Total other (expense) / income, net	(5)	(2,910)	(1,070)	(8,577)
Net (loss) / income from discontinued operations	(33)	1,078	3,527	49,200

During the nine-month period ended September 30, 2026, the Company disposed of the M/V Buenaventura Express, recognizing a gain on sale of vessel of $4.2 million.

III.	Discontinued Operations - Unaudited Condensed Selected Balance Sheets Information (In thousands of United States Dollars)

	As of September 30, 2026	As of December 31, 2025
Cash and cash equivalents	48	680
Trade accounts receivable	252	92
Prepayments and other assets	506	1,205
Claims	49	49
Assets held for sale	—	122,212
Current assets of discontinued operations	855	124,238
Trade accounts payable	3,876	2,446
Accrued liabilities	8,475	9,017
Liabilities associated with vessel held for sale	—	92,051
Current liabilities of discontinued operations	12,351	103,514

On October 29, 2025, the Company entered into a Memorandum of Agreement (“MOA”) to sell the M/V Buenaventura Express to an unaffiliated party for total consideration of $120.1 million. At that date, the Company considered that the M/V Buenaventura Express met the criteria to be classified as held for sale and was included in “Current assets of discontinued operations” in the summarized unaudited condensed selected balance sheet information from discontinued operations as of December 31, 2025. As of the MOA date, the M/V Buenaventura Express’s fair value less estimated costs to sell exceeded its carrying amount, so no impairment charge was recognized. The vessel was delivered to its new owner on January 19, 2026.

Appendix B

The following table reflects our ownership days, available days, operating days, average number of vessels and daily time charter equivalent for the periods indicated.

	For the three-month periods ended September 30,
	2026			2025
	LNG/C	LPG/C	Container	LNG/C	LPG/C	Container
Ownership days (1)	1,350	368	92	1,104	—	92
Available days (2)	1,316	367	92	1,066	—	92
Operating days (3)	1,310	314	92	1,066	—	91
Bareboat charter days (4)	184	—	—	184	—	—
Average number of vessels (5)	14.7	4.0	1.0	12.0	—	1.0
Daily time charter equivalent (TCE) rate (6)	$83,862	$40,987	$40,576	$84,123	—	$40,133

	For the nine-month periods ended September 30,
	2026			2025
	LNG/C	LPG/C	Container	LNG/C	LPG/C	Container
Ownership days (1)	3,565	633	273	3,276	—	273
Available days (2)	3,494	633	273	3,238	—	273
Operating days (3)	3,488	526	273	3,231	—	272
Bareboat charter days (4)	546	—	—	517	—	—
Average number of vessels (5)	13.1	2.3	1.0	12.0	—	1.0
Daily time charter equivalent (TCE) rate (6)	$83,653	$32,038	$40,582	$85,874	—	$40,454

Definitions:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)

Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.

(3)	Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.
(4)	Bareboat charter days are the aggregate number of days in a period during which the vessels in our fleet are subject to a bareboat charter.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)

Time Charter Equivalent (TCE) rates are our revenue less voyage expenses (“Net Revenue”) during a period divided by the number of our available days during the period. TCE is a non-GAAP metric. TCE rate is a standard shipping industry performance metric used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, and bareboat charters) under which its vessels may be employed between the periods. Our method of computing TCE rate may not necessarily be comparable to those of other companies.

The following table reflects the calculation of our daily TCE rates for the periods presented.

In thousands of $US dollars except Daily TCE rate	For the three-month periods ended September 30,
	2026			2025
	LNG/C	LPG/C	Container	LNG/C	LPG/C	Container
Revenues, net	$113,229	$21,083	$3,823	$91,819	—	$3,786
Less: Voyage expenses	2,888	6,021	90	2,148	—	93
Net revenue	110,341	15,062	3,733	89,671	—	3,693
Available days	1,316	367	92	1,066	—	92
Daily TCE rate	$83,862	$40,987	$40,576	$84,123	—	$40,133

In thousands of $US dollars except Daily TCE rate	For the nine-month periods ended September 30,
	2026			2025
	LNG/C	LPG/C	Container	LNG/C	LPG/C	Container
Revenue, net	$302,159	$27,536	$11,345	$283,044	—	$11,314
Less: Voyage expenses	9,880	7,252	266	4,988	—	270
Net revenue	292,279	20,284	11,079	278,056	—	11,044
Available days	3,494	633	273	3,238	—	273
Daily TCE rate	$83,653	$32,038	$40,582	$85,874	—	$40,454